Via Facsimile and U.S. Mail
Mail Stop 6010

June 17, 2008

Mr. Keith A. Jensen
Senior Vice President
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio   45202

Re: American Financial Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on February 28, 2008
File No. 001-13653

Dear Mr. Jensen:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief